SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K/A

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of March, 2009

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS
(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 - Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

PETROBRAS ANNOUNCES RESULTS FOR THE FOURTH QUARTER OF 2008
(Rio de Janeiro – March 6, 2009) – PETRÓLEO BRASILEIRO S.A. – Petrobras announces today its consolidated results expressed in millions of Brazilian Reais, in accordance with generally accepted accounting practices in Brazil (BR GAAP). The consolidated financial statements presented in this report reflect the changes in Brazilian accounting practices introduced by Law 11.638/07. Given that these adjustments were effected in December 2008, in accordance with the law, the comments on the financial performance are based on Law 6.404/76, which precedes Law 11.638/07, in order to allow comparisons with previous periods.

Consolidated net income in 2008 reached the record level of R$ 33,915 million, 58% up on 2007. This result was chiefly due to the upturn in average oil product sales prices, the 5% increase in oil and gas production, higher sales volume and exchange gains on dollar-denominated net assets.

Consolidated net income in the 4Q-2008 rose by 46% year-on-year despite the international economic crisis which led to successive reductions in oil prices and, consequently, in the sales price in Brazil and abroad, together with the increase in the cost of goods sold, given that part of the impact of the fourth-quarter price slide on import costs and the government take was retained in end-of-period inventories. These effects were offset by the gasoline and diesel price hike in May 2008, the 37% increase in export volume and exchange gains on net dollar-denominated assets. In addition, in the 4Q-2008, the Company booked provisions for interest on capital in the amount of R$7,019 million, generating a tax benefit of R$2,386 million.

Annual operating cash flow (EBITDA) moved up 14% over 2007, but final-quarter EBITDA fell by 39% over the 3Q-2008. In relation to the previous quarter, the operating result was especially affected by the reduction in the average global sales price, as already mentioned.

This document is divided into five topics :

PETROBRAS SYSTEM	Page	PETROBRAS	Page
Financial Performance	03	Financial Statements	44
Operating Performance	12
Financial Statements	26
Appendices	35

PETROBRAS SYSTEM

Annual exports reached the record volume of 673,000 barrels/day, 9.4% up on 2007, and the 2008 trade surplus increased by 34%.

Total oil and gas production (domestic and international) moved up by 4% over 2007. Fourth-quarter output climbed by 6% year-on-year and remained stable over the 3Q-2008. The operational start-up of the new production platforms more than offset the natural decline of the fields themselves.

The overall Reserve Replacement Index (RRI) stood at 109%, according to the criteria of the SPE (Society of Petroleum Engineers) and at 38% according to SEC criteria (reserve/production ratios of 18.2 and 13.5 years, respectively). In Brazil, the RRI came to 123% using the SPE methodology and 27% according to the SEC methodology. These proven reserves do not reflect the oil and gas discoveries in the pre-salt layer.

The 2008 result primarily reflects alterations to the following practices:

a) Changes in foreign exchange rates and the conversion of financial statements (CPC 02 - CVM Resolution 534/08)
b) Leasing (CPC 06 – CVM Resolution 554/08);
c) Government Subsidies and Assists (CPC 07 – CVM Resolution 555/08);
d) Financial instruments: recognition, measurement and presentation (CPC14 – CVM Resolution 566/08).
For more details, see the appendices.

The Petrobras System invested R$ 53,349 million in 2008, 18% up on the previous year. In the 4Q-2008, investments totaled R$ 19,299 million, 31% more than in the 4Q-2007 and 47% up quarter-over-quarter. Most of the funds were allocated to boosting future oil and gas production capacity in Brazil.

The Petrobras System’s added value was 11% higher than in 2007. The main beneficiary was the group of shareholders who saw their holdings appreciate by 33% in the same period.

PETROBRAS SYSTEM	Financial Performance

Statement by the CEO, José Sergio Gabrielli de Azevedo.

Dear shareholders and investors,

We are pleased to announce the results for the fiscal year and fourth quarter 2008. Please note the annual results discussed below incorporate changes in accounting practices following the enactment of Law 11,638/07, which aims to align Brazilian accounting with international accounting practices.

The year’s earnings are a reflection of the soundness of Petrobras’ resources and the robustness of the integration of the Company’s businesses. Our strengths became fully evident in the second half of the year, as the international financial crisis spread to the real economy. The period was characterized by a sharp global economic slowdown and a dramatic readjustment in commodity prices, as oil declining from a high of US$147.00 per barrel to a low of US$37.00/barrel.

With this new economic scenario, we must modify the way we manage our businesses. We have intensified the efficient use of available resources, optimizing costs and redesigning our processes – all with the purpose of reducing expenditures to preserve our capacity to invest and create jobs, and to add shareholder value.

In light of lower cash flows from declining commodity prices, we are prioritizing those investments that combine early generation of cash flow with greater economic return. This shift in focus was even more apparent in our revised Business Plan for the 2009-2013 period.

In 2008, capital expenditures at R$ 53,349 million were the largest in Petrobras’ history, 18% more than the preceding year. These investments were instrumental in allowing us to increase our oil and natural gas production by approximately 4.3%, reaching 2,400 thousand barrels/day and guaranteeing self-sufficiency in volume terms for our leading market. Our record level of capital expenditures reflects the enormity of our business portfolio and the outstanding growth potential offered by the Brazilian market.

It is worth mentioning that since the beginning of 2008 to the present, we have installed more than 475 thousand barrels of additional oil production capacity, with the start-up of the P-51, FPSO Cidade de Rio das Ostras, P-53 and FPSO Cidade de Niterói platforms. This additional capacity is indicative of our ability to manage major projects and it reaffirms our ability to meet the considerable challenges still before us, such as the pre-salt area. Together with our partners, we expect to bring on stream at least a further 230 thousand barrels per day of capacity by the end of 2009.

In the light of the foregoing, we can report a record annual net income of R$ 32.988 million, 53% higher than 2007, achieved through greater production volumes, and higher price realizations in the domestic and export markets. The absence of non-recurring expenses from the renegotiation of the pension plan, which had affected 2007 results, and the foreign exchange rate gain on net assets denominated in dollars, also contributed to improved earnings.

At the Ordinary General Meeting to be held on April 8, we are proposing the distribution of dividends amounting to R$ 9,915 million corresponding to gross earnings of R$1.13 per common and preferred share.

It is important to emphasize our focus on operating costs and capital discipline. We are working to reduce our costs, at the same time monitoring the trend and impact on the goods, services and human resources supply chain in the hydrocarbons industry. An example of this process was the cancellation of bidding for the construction projects of P-61 and P-63 platforms in the light of the proposals received - considered excessive when measured against prevailing market conditions.

PETROBRAS SYSTEM	Financial Performance

There were many successes and achievements in the fourth quarter of 2008 and the beginning of this year. I would like to highlight some of them both in the operating as well as corporate fields.

On December 31 2008, our proved reserves of oil, condensate and natural gas in Brazil and overseas were 15,085 billion according to Society of Petroleum Engineers – SPE criteria. Only 128 million boe of this total was from discoveries in the pre-salt. Thus we are confident we can continue to replace reserves and maintain our reserve to production ratio. For every barrel of oil equivalent produced in 2008, 1.09 barrels was appropriated to proved reserves, resulting in a Reserve Replacement Ratio – RRR of 109%. The Reserve/Production (R/P) ratio was 18.2 years. For twenty successive years we have replaced over 100% of our production.

In addition, we also announced various discoveries both in Brazil - light oil in the pre-salt layer of Espírito Santo and the Jequitinhonha Basin – as well as overseas, in the deep offshore waters in Angola. These give us greater confidence in executing our projects and in the consolidation of company growth.

Average oil, LNG and natural gas production in Brazil grew by 5% in relation to the preceding year, reaching 2,176 thousand boed. In the fourth quarter of 2008 the Company recorded an average of 2,195 thousand boed.

We recently announced our business plan for 2009-2013, which was reviewed and brought up to date in the light of changes in the panorama for the industry. We have maintained significant and realistic growth targets and incorporated resources for exploration and development of the pre-salt layer. The plan envisages capital expenditures of US$ 174.4 billion up to 2013 for this area of Petrobras’ activities.

We have not been adversely affected by the difficult conditions in the credit markets. At the end of 2008 we concluded a number of new loans at a time of extreme market volatility. We continue to benefit from the support of major financial institutions who understand Petrobras´s financial strengths and our commitment to a sound capital structure. The National Economic and Social Development Bank – BNDES has committed to lend Petrobras $Rs. 25 billion in 2009. Additionally, we borrowed $6 billion from a syndicate of domestic and international banks. In the middle of February, we issued US$ 1.5 billion ten year Global Notes in the international market. The new issue was 3.5 times oversubscribed, evidence of investor confidence and Petrobras´s credibility in the credit markets.

Despite the adverse scenario of recent months, we believe that fiscal year 2008’s results are testimony to the Company’s entrepreneurial spirit and a ratification of its capacity to transform challenges into concrete achievements. These results drive us in the direction of continued growth, surpassing limits and creating a new concept for an energy company, all in our quest to become one of the world’s five largest integrated energy companies.

PETROBRAS SYSTEM	Financial Performance

Net Income and Consolidated Economic Indicators

Petrobras posted consolidated net income of R$ 33,915 million in 2008, 58% up on 2007.

R$ million
	4th Quarter				Fiscal Year

3Q-2008	2008	2007	Δ %		2008	2008	2007	Δ %

81,482	76,925	57,922	33	Gross Operating Revenues	266,494	284,579	218,254	30
67,460	63,262	45,417	39	Net Operating Revenues	215,118	232,183	170,578	36
13,211	5,040	8,766	(43)	Operating Profit (1)	45,950	45,603	40,026	14
2,843	3,381	(859)	(494)	Financial Result	3,129	4,022	(4,021)	200
10,852	7,355	5,053	46	Net Income	32,988	33,915	21,512	58
1.24	0.84	0.58	46	Net Income per Share(2)	3.76	3.87	2.45	58
344,092	223,991	429,923	(48)	Market Value (Parent Company)	223,991	223,991	429,923	(48)
31	24	36	(12)	Gross Margin (%)	34	32	39	(7)
20	8	19	(11)	Operating Margin (%)	21	20	23	(3)
16	12	11	1	Net Margin (%)	15	15	13	2
15,650	9,577	11,952	(20)	EBITDA – R$ million(3)	57,170	57,213	50,156	14

				Financial and Economic Indicators
115	55	89	(38)	Brent (US$/bbl)	97	97	73	33
1.67	2.28	1.78	28	US Dollar Average Price - Sale (R$)	1.84	1.84	1.95	(6)
1.91	2.34	1.77	32	US Dollar Last Price - Sale (R$)	2.34	2.34	1.77	32

(1)	Operating income before financial result, equity balance and taxes.
(2)	For comparative purposes, earnings per share was recalculated for previous periods due to the share split approved by the EGM of March 24, 2008.
(3)	Operating income before financial result, equity balance and depreciation/amortization.

R$ million

	4th Quarter				Fiscal Year

3Q-2008	2008	2007	Δ %		2008 Law 11.638	2008	2007	Δ %

16,192	7,592	7,800	(3)	Operating Income as per Brazilian Corporate Law	48,205	49,226	35,540	39
(2,843)	(3,381)	859	(494)	(-) Financial Result	(3,129)	(4,022)	4,021	(200)
(138)	829	107	675	(-) Equity Income Result	874	399	465	(14)
(660)	(157)	(102)	54	Provision for Employees Profit Sharing	(1,345)	(1,345)	(1,012)	33

12,551	4,883	8,664	(44)	Operating Profit	44,605	44,258	39,014	13
3,099	3,769	2,842	33	Depreciation / Amortization	11,632	12,030	10,696	12
-	925	446	107	Loss on assets recovery	933	925	446	107

15,650	9,577	11,952	(20)	EBITDA	57,170	57,213	50,156	14

23	15	26	(11)	EBITDA Margin (%)	27	25	29	(4)

EBITDA is not a measure recognized by the accounting practices adopted in Brazil and other companies may define it in different ways. It should not be considered as an alternative indicator for measuring operating income, liquidity or cash flow from operating activities. EBITDA is an additional measure of the Company’s capacity to amortize debt, maintain investments and cover working capital needs.

PETROBRAS SYSTEM	Financial Performance

The main factors contributing to the annual variation in operating income were as follows:

R$ MILLION

CONSOLIDATED - LAW 6.404/76	2008 x 2007

Operating Income (2007)	40,026

Prices Effect	26,289
Trading Operations	(1,010)*
Import of oil, oil produtcs and gas	(12,301)
Government Take	(6,011)
Impairment	(1,381)
Losses on recovery of assets	(479)
Expenses with Renegotiation of Petros Fund Plan	1,748
Write-off of dry wells	(608)
Provision for area abandonment	(403)
Other	(267)

Operating Income (2008)	45,603

* The net result of commodity sale hedge operations generated a positive variation of R$ 1,075 million over 2007 and is recognized in the financial result.

The behavior of the other components of consolidated net income is shown below:

• A R$ 8,504 million increase in gross profit:

		R$ million
		Change 2008 X 2007
Gross Profit Analysis - Main Items		Net Revenues	Cost of Goods Sold	Gross Profit
. Domestic Market:	- volumes sold	7,386	(7,838)	(452)
	- domestic prices	19,638	-	19,638
. International Market:	- export volumes	1,073	(655)	418
	- export price	6,651	-	6,651
. Increase in expenses:(*)		-	(19,537)	(19,537)
. Increase (decrease) in profitability of distribution segment		1,132	(748)	384
. Increase (decrease) in profitability of trading operations		3,444	(4,454)	(1,010)
. Increase (decrease) in international sales		3,306	(3,317)	(11)
. FX effect on controlled companies abroad		12,453	(11,261)	1,192
. Other		6,522	(5,291)	1,231

		61,605	(53,101)	8,504

(*) Expenses Composition:	Value
- import of crude oil and oil products and gas	(12,301)
- domestic Government Take	(6,011)
- materials, services and depreciation	124
- non-oil products, including alcohol, biodiesel and other	(728)
- transportation: maritime and pipelines (1)	(553)
- third-party services	(91)
- generation and purchase of energy for commercialization	(11)
- salaries, benefits and charges	34

(19,537)

(1) Expenses with transportation, terminals and pipelines.

PETROBRAS SYSTEM	Financial Performance

• A R$ 2,927 million increase in operating expenses, notably:

• Selling expenses (R$ 1,579 million) due to higher sales volume in Brazil and abroad, reflecting increased charter expenses and international freight costs (R$ 1,157 million), including the effect of the annual appreciation of the dollar (32%), plus the increase in provisions for doubtful debts (R$ 103 million);

• General and administrative expenses (R$ 1,066 million), due to the rise in personnel costs as a result of the increase in the workforce and collective bargaining agreement in Brazil (R$ 233 million) and abroad (R$ 479 million), including the effect of the annual appreciation of the dollar, as well as third-party consulting, auditing and data processing services in Brazil (R$ 164 million).

• Exploration costs (R$ 1,084 million), due to the write-off of dry and economically unviable wells in Brazil (R$ 971 million), in turn caused by the continuous increase in the number of wells drilled in recent years as a result of the Company’s investment program, the upturn in the unit drilling cost due to the pressure of heightened industrial activity on inputs, and the reduction in the successful exploration ratio, given prospective drilling in higher risk areas in the Santos and Espírito Santo Basins;

• Losses from the impairment of Exploration and Production assets (R$ 479 million), reflecting the reduction in oil prices;

• Other operating expenses (R$ 148 million), due to losses from the devaluation of inventories (R$ 1,381 million), caused by the decline in commodity prices, offset by non-recurring expenses with the Petros Plan in 2007 (R$ 1,050 million) and reduced expenses with health, safety and the environment and contractual charges and fines (R$ 106 million).

More than offsetting the reduction in the following expenses:

• Health and Pension Plan (R$ 1,068 million), due to the commitments assumed with the Reciprocal Obligation Agreement in 2007 (R$ 697 million), as well as the 2008 reduction in actuarial expenses thanks to the healthy performance of the Plan’s assets (R$ 185 million) and the implementation of the drugstore benefit in 2007 (R$ 97 million);

• Tax expenses (R$ 355 million), due to the elimination of the CPMF financial transaction tax as of January/08 and the increase in foreign taxes, especially those on dividends and inter-company loans;

PETROBRAS SYSTEM	Financial Performance

A higher financial result (R$ 8,043 million), thanks to the exchange gains on investments in assets abroad, as shown below:

			R$ Million

	JAN-DEC/2008	JAN-DEC/2007	Change

FX Effect on Net Debt	(1,315)	(688)	(627)

Monetary Variation in Financing	(321)	(110)	(211)

Net Financial Expenses	(2,566)	(1,805)	(761)

Financial Result on Net Debt	(4,202)	(2,603)	(1,599)

FX Variation - International Subsidiaries	6,418	(2,254)	8,672

Hedge for comercial and financial operations
Comercial	665	(410)	1,075
Financial	(22)	(19)	(3)

Total Hedge	642	(429)	1,071
Marketable Securities
Other Net Financial Income (Expenses)	248	417	(169)
Other Net FX and Monetary Variation	584	941	(357)
	330	(95)	425

Net Financial Results - law 6.404/76	4,020	(4,023)	8,043

• The positive effect on minority interests (R$ 4,076 million), due to the reduction in the result of the SPC’s (R$ 2,718 million), caused by the impact of the exchange variation on their debt, and the reduction in the results of the subsidiaries (R$ 1,358 million).

• An increase in equity income (R$ 66 million), chiefly due to the impact of the exchange variation on the conversion of foreign subsidiaries’ financial statements (R$ 1,315 million), reflecting the 32% annual appreciation of the dollar, and gains from the change in holdings following the corporate restructuring of Quattor Participações (R$ 409 million), offset by the performance of petrochemical interests (R$ 878 million) and the amortization of goodwill (R$ 273 million).

PETROBRAS SYSTEM	Financial Performance

The main factors contributing to the quarterly variation in operating income were as follows:

R$ MILLION

CONSOLIDATED - LAW 6.404/76	4Q08 x 3Q08

Operating Income (2007)	13,211

Prices Effect	(6,479)
Trading Operations	(964)*
Import of oil, oil products and gas	1,427
Government Take	865
Impairment	(1,089)
Loss on assets recovery	(925)
Write-off of dry wells	(202)
Provision for area abandonment	(56)
Other	(748)
Operating Income (2008)	5,040

* The net result of commodity sale hedge operations generated a positive variation of R$ 447 million over 2007 and is recognized in the financial result.

The behavior of the other components of consolidated net income is shown below:

• A R$ 5,212 million reduction in gross profit:

		R$ million
		Change 4Q-2008 x 3Q-2008
Main Items		Net Revenues	Cost of Goods Sold	Gross Profit
. Domestic Market:	- volumes sold	(2,096)	1,346	(750)
	- domestic price	(991)	-	(991)
. International Market:	- export volumes	2,747	(1,272)	1,475
	- export price	(5,488)	-	(5,488)
. Decrease in expenses:(*)		-	2,091	2,091
. Increase (decrease) in profitability of distribution segment		(11)	(59)	(70)
. Increase (decrease) in profitability of trading operations		(2,786)	1,822	(964)
. Increase (decrease) in international sales		(3,440)	3,178	(262)
. FX effect on controlled companies abroad		9,338	(9,494)	(156)
. Other		(1,471)	1,374	(97)

		(4,198)	(1,014)	(5,212)

(*) Expenses Composition:	Value
- import of crude oil and oil products and gas (1)	1,427
- domestic Government Take	865
- non-oil products, including alcohol, biodiesel and other	210
- transportation: maritime and pipelines (2)	(10)
- materials, services and depreciation	38
- salaries, benefits and charges	(202)
- generation and purchase of energy for commercialization	(29)
- third-party services	(208)

2,091

(1)	The decrease is a result of the drop of the international oil price and the low import volume of diesel.
(2)	Expenses with transportation, terminals and pipelines.

PETROBRAS SYSTEM	Financial Performance

Considering that the period for Petrobras’ oil and oil products inventories correspond to approximately 60 days, the change of oil price, fx rate and government take (special participation), do not affect the cost of the current quarter and a portion of the change is retained is inventories and only passed through in the subsequent period.

The table bellow presents an estimative of the effects in the last two quarters:

	4Q - 2008	3Q-2008	Change
(A) Cost retained in inventories	(1,856)	863	(2,719)
(B) Realization of the cost retained in the last quarter inventories	(863)	1,050	187

(C) = (A) + (B) Net Effect in the COGS	(2,719)	(187)	2,532

( ) Increase of COGS/ Inventories decrease

• A R$ 2.959 million increase in the following operating expenses:

• Selling expenses (R$ 614 million), due to higher freight costs, in turn caused by the increase in export volume, plus provisions for and write-offs of bad debts and the increase in wages and benefits arising from the collective bargaining agreement;

• Exploration costs (R$ 593 million), from the write-off of dry and economically unviable wells (R$ 202 million), geological and geophysical costs (R$ 175 million) and the increase in provisions for abandoned wells (R$ 56 million);

• Losses from the impairment of Exploration and Production assets in the final quarter (R$ 925 million);

• Tax expenses (R$ 285 million), chiefly due to increased expenses from the IOF financial operations tax, higher taxes on dividends received and tax hikes in Nigeria;

• Other operating expenses (R$ 247 million), from the increase in wages and benefits arising from the collective bargaining agreement, offset by the adjustment to market value of foreign subsidiaries’ oil and oil product inventories.

• A higher financial result (R$ 538 million), thanks to gains from hedge operations based on oil price oscillations and from investments in marketable securities, as shown below:

			R$ Million

	4Q-2008	3Q-2008	Change

FX Effect on Net Debt	(1,230)	44	(1,274)

Monetary Variation in Financing	(64)	(114)	50

Net Financial Expenses	(1,104)	(763)	(341)

Financial Result on Net Debt	(2,398)	(833)	(1,565)

FX Variation - International Subsidiaries	4,370	3,452	918

Hedge for comercial and financial operations
Comercial	603	156	447
Financial	(4)	(11)	7

Total Hedge	599	145	454
Marketable Securities	137	(58)	195
Other Net Financial Income (Expenses)	451	69	382
Other Net FX and Monetary Variation	224	70	154

Net Financial Results - law 6.404/76	3,383	(2,845)	538

PETROBRAS SYSTEM	Financial Performance

  A reduction in equity income (R$ 967 million), primarily due to the results of the petrochemical sector and the amortization of goodwill in Pasadena (R$ 719 million), as well as the petrochemical results exchange gains on foreign subsidiaries’ shareholders equity.

  The positive effect on minority interests (R$ 1,089 million), due to the reduction in the result of the SPC’s (R$ 1,823 million), caused by the impact of the exchange variation on their debt, and the reduction in the results of the subsidiaries (R$ 332 million).

  Reduced income tax and social contributions (R$ 3,511 million), due to the tax benefits from the provisioning of interest on equity.

PETROBRAS SYSTEM	Operating Performance

Physical Indicators (*)

	4th Quarter				Fiscal Year

3Q-2008	2008	2007	Δ %		2008	2007	Δ %

Exploration & Production - Thousand bpd
				Domestic Production
1,883	1,865	1,782	5	Oil and NGL	1,855	1,792	4
330	330	277	19	Natural Gas (1)	321	273	18
2,213	2,195	2,059	7	Total	2,176	2,065	5
				Consolidated - International Production
110	121	111	9	Oil and NGL	111	112	(1)
100	98	101	(3)	Natural Gas (1)	99	108	(8)
210	219	212	3	Total	210	220	(5)
14	14	14	-	Non Consolidated - Internacional Production (2)	14	16	(13)

224	233	226	3	Total International Production	224	236	(5)

2,437	2,428	2,285	6	Total production	2,400	2,301	4

(1) Does not include liquified gas and includes re-injected gas
(2) Non consolidated companies in Venezuela.

Refining, Transport and Supply - Thousand bpd
423	276	400	(31)	Crude oil imports	373	390	(4)
270	123	136	(10)	Oil products imports	197	148	33

693	399	536	(26)	Import of crude oil and oil products	570	538	6

457	559	322	74	Crude oil exports	439	353	24
200	231	253	(9)	Oil products exports	234	262	(11)

657	790	575	37	Export of crude oil and oil products(3)	673	615	9

(36)	391	39	903	Net exports (imports) crude oil and oil products	103	77	34

213	182	199	(9)	Import of gas and other	197	171	15
3(3)	1 (3)	2	(50)	Other exports	3(3)	3	-
2,006	1,917	2,033	(6)	Output of oil products	1,970	2,046	(4)
1,821	1,708	1,795	(5)	• Brazil	1,787	1,795	-
185	209	238	(12)	• International	183	251	(27)
2,223	2,223	2,167	3	Primary Processed Installed Capacity	2,223	2,167	3
1,942	1,942	1,986	(2)	• Brazil (4)	1,942	1,986	(2)
281	281	181	55	• International	281	181	55
				Use of Installed Capacity (%)
93	87	90	(3)	• Brazil	91	90	1
63	64	93	(29)	• International	61	85	(24)
76	78	78	-	Domestic crude as % of total feedstock processed	78	78	-
(3) Volumes of oil and oil products exports include ongoing exports.
(4) As per ownership recognized by the ANP.

Sales Volume - Thousand bpd
792	745	742	0	Diesel	748	705	6
323	329	306	8	Gasoline	313	300	4
103	90	112	(20)	Fuel Oil	97	106	(8)
141	143	169	(15)	Nafta	151	166	(9)
224	211	206	2	GLP	213	206	3
75	74	72	3	QAV	75	70	7
132	191	169	13	Other	151	172	(12)

1,790	1,783	1,776	-	Total Oil Products	1,748	1,725	1
97	37	81	(54)	Alcohol, Nitrogens, Biodiesel and other	86	62	39
328	302	272	11	Natural Gas	312	248	26

2,215	2,122	2,129	-	Total domestic market	2,146	2,035	5
660	791	577	37	Exports	676	618	9
580	440	480	(8)	International Sales	552	586	(6)

1,240	1,231	1,057	16	Total international market	1,228	1,204	2

3,455	3,353	3,186	5	Total	3,374	3,239	4

PETROBRAS SYSTEM	Operating Performance

Price and Cost Indicators (*)

	4th Quarter				Fiscal Year

3Q-2008	2008	2007	Δ %		2008	2007	Δ %

Average Oil Products Realization Prices
187.02	176.48	158.98	11	Domestic Market (R$/bbl)	176.41	155.45	13

Average sales price - US$ per bbl
				Brazil
100.58	47.95	76.75	(38)	Crude Oil (US$/bbl)(5)	81.55	61.57	32
51.01	34.76	34.67	-	Natural Gas (US$/bbl)(6)	40.15	35.14	14
				International
68.74	47.37	59.42	(20)	Crude Oil (US$/bbl)	63.16	50.46	25
15.67	17.81	17.45	2	Natural Gas (US$/bbl)	17.06	16.10	6
(5) Average of the exports and the internal transfer prices from E&P to Supply.
(6) Internal transfer prices from E&P to Gas & Energy.

Costs - US$/barrel
				Lifting cost:
				• Brazil
10.21	8.24	8.60	(4)	• • without government participation	9.26	7.70	20
30.27	18.11	23.16	(22)	• • with government participation	26.08	19.39	35
5.12(7)	5.36	4.41	22	• International	4.73	4.17	13
				Refining cost
3.46	2.33	3.60	(35)	• Brazil	3.24	2.85	14
6.40(8)	3.70	3.04	22	• International	5.34	2.96	80
853	589	794	(26)	Corporate Overhead (US$ million) Parent Company	2,792	2,517	11

Costs - R$/barrel
				Lifting cost
				• Brazil
17.61	19.09	15.22	25	• • without government participation	17.08	14.88	15
54.40	41.48	40.98	1	• • with government participation	47.61	37.03	29
				Refining cost
5.94	5.65	6.36	(11)	• Brazil	5.93	5.49	8
(7) Lifting cost of the US production reviwed due to Ike and Gustav hurricanes impacts.
(8) Recalculation of Japanese Refinary cost.

PETROBRAS SYSTEM	Operating Performance

Exploration and Production - thousand barrels/day

Increased output from FPSO-Cidade do Rio de Janeiro (Espadarte) and the start-up of the Cidade de Vitória (Golfinho), P-52 (Roncador) and P-54 platforms (Roncador) in the 4Q-2007 more than offset the natural decline in the mature fields.

Increased output from the new systems, especially the P-52 and P-54 platforms (Roncador) and the operational start-up of the P-53 platform (Marlim Leste) were offset by the natural decline in the mature fields and reduced production by certain units due to programmed stoppages.

International oil and NGL production by the consolidated companies fell due to the reduction in reservoir pressure in the USA, plus lower output from the mature fields in Argentina, Angola and Colombia due to the decline in the mature fields, partially offset by the startup of Nigerian production on July 29, 2008.

Gas production by the consolidated companies fell by 8%, also due to reduced reservoir pressure in the USA.

International oil and NGL production by the consolidated companies increased due to the start-up of Nigerian production on July 29, 2008 and the upturn in output in the 4Q-2008.

Gas production by the consolidated companies dipped by 2% due to the reduction in Brazil’s imports of Bolivian gas in December/08 and the passage of the Ike and Gustav hurricanes in September/08.

PETROBRAS SYSTEM	Operating Performance

Refining, Transportation and Supply – thousand barrels/day

The annual reduction was due to the higher number of programmed stoppages in the distillation units.

In the fourth quarter, the reduction was due to the programmed stoppage in the REVAP distillation unit.

Processed crude in the overseas refineries fell 8% due to the scheduled stoppages in the Argentinean and U.S. refineries, the repairs to the catalytic cracking plant in the USA and the passage of the Ike and Gustav hurricanes in September/08, partially offset by output from the Japanese refinery acquired in April/08.

In the 4Q-2008, processed crude in the overseas refineries increased by 6% due to the return to normal operations in Pasadena (USA) following the passage of hurricane Ike and the conclusion of the repairs to the catalytic cracking plant in the USA.

Costs

Lifting Cost (US$/barrel)

Excluding the impact of the appreciation of the Real, the lifting cost in Brazil climbed by 16% over 2007 due to the higher number of well interventions and scheduled stoppages in the production units, the pay rises related to the 2007/08 and 2008/09 collective bargaining agreements, the expansion of the workforce and the higher initial unit cost of the new production systems, which will gradually come down as production moves up.

Excluding the impact of the depreciation of the Real, the unit lifting cost in Brazil fell by 3% quarter-over-quarter due to higher expenses in the 3Q-2008, fueled by increased intervention and maintenance in the Marlim, Roncador, Marlim Sul and Jubarte fields.

PETROBRAS SYSTEM	Operating Performance

The annual upturn in the lifting cost was due to the increase in the average Brazilian oil price used to calculate the government take, based on the international price, and the higher tax rate on the Roncador and Espadarte fields, due to output from the new production systems, FPSO-Cidade do Rio de Janeiro, P-52 and P-54.

The decline was caused by the reduction in the average Brazilian oil price used to calculate the government take, pulled down by the slide in international oil prices, partially offset by the higher tax rate, especially in the Roncador field, due to increased output from the new platforms.

The annual increase in the international lifting cost was caused by higher costs from outsourced services and the pay rise in Argentina, as well as the upturn in the price of maintenance and surveillance services in Colombia, partially offset by the reduction in transport services in the USA.

The quarter-over-quarter upturn in the international lifting cost was due to increased workover and pulling services and the upturn in Argentinean service prices, as well as higher costs in Bolivia from the repair of well tool repair services in the fourth quarter, partially offset by increased output.

PETROBRAS SYSTEM	Operating Performance

Refining Cost (US$/Barrel)

Excluding the impact of the appreciation of the Real, the annual domestic refining cost moved up by 8% due to higher personnel expenses related to the 2007/08 and 2008/09 collective bargaining agreements, the increased number of programmed stoppages in quality and conversion units due to the heightened complexity of the refineries, and higher electricity costs due to the upturn in market prices.

Excluding the impact of the depreciation of the Real, the domestic refining cost fell by 6% due to reduced expenses from technical services and lower consumption of maintenance materials.

The international refining cost moved up due to higher costs in the USA caused by the programmed stoppage in the Pasadena refinery, technical problems in the catalytic cracking unit, and the slide in processed crude volume in 2008.

The quarter-over-quarter reduction was due to the completion of repairs to the Pasadena refinery following the passage of hurricane Ike and the return of the catalytic cracking unit to normal operations, plus the reduction in processed crude volume in the 4Q-2008.

PETROBRAS SYSTEM	Operating Performance

Corporate Overhead – Parent Company (US$ million)

The 5% increase in annual corporate overhead was due to the growth and increased complexity of the Company’s operations, leading to higher expenses from data processing, specialized technical and administrative support services and property rentals, as well as the upturn in personnel expenses due to the 2007/08 and 2008/09 collective bargaining agreements.

Discounting the depreciation of the Real against the dollar, corporate overhead fell by 5% over the 3Q-2008, due to reduced expenses from specialized technical services, data processing, advertising and sponsorships.

Sales Volume – thousand barrels/day

Domestic sales volume moved up 5% over 2007, led by diesel, gasoline, jet fuel and natural gas. The 6% diesel increase was due to the upturn in GDP, the use of emergency diesel-driven thermal plants, and investments in infrastructure, mining and construction, as well as reduced output and imports by other players. The 4% upturn in gasoline sales was pushed by increased family consumption and the reduced share of other players, while the 7% increase in jet fuel sales was caused by GDP growth, the expansion of tourism and the entry of new aircraft and routes, which pushed up the number of flights. Natural gas sales increased by 26% due to the increased supply of imported and domestic gas (P- 52, P-54 and Piranema platforms).

International sales volume fell 6% year-on-year due to the stoppages in the Pasadena refinery, the sale of the Bolivian refineries in 2007, reduced production in the USA (lower pressure in Cottonwood and hurricane Ike) and Argentina (mature fields) and the reduction n Bolivian gas and oil sales volume, due to the new operational agreements, partially offset by the consolidation of sales by the Japanese refinery as of the 2Q-2008 and the beginning of Nigerian production in the 3Q-2008.

PETROBRAS SYSTEM	Operating Performance

Result by Business Area R$ million (1)
	4th Quarter				Fiscal Year

3Q-2008	2008	2007	Δ %		2008	2007	Δ %

10,691	4,984	8,072	(38)	EXPLORATION & PRODUCTION	36,661	26,828	37
(1,969)	(1,445)	299	(583)	SUPPLY	(4,032)	5,985	(167)
(98)	(25)	(486)	(95)	GAS AND ENERGY	(282)	(1,381)	(80)
308	301	105	187	DISTRIBUTION	1,233	777	59
79	(2,083)	(940)	122	INTERNATIONAL (2)	(1,661)	(1,023)	62
1,524	4,124	(1,361)	(403)	CORPORATE	1,588	(8,213)	(119)
317	1,499	(636)	(336)	ELIMINATIONS	408	(1,461)	(128)

10,852	7,355	5,053	46	CONSOLIDATED NET INCOME	33,915	21,512	58

(1) Comments on the results by business area begin on page 20 and their respective financial statements on page 26.

(2) In the international business segment, given that all operations are executed abroad, comparisons between the periods are influenced by foreign exchange variations in dollars or in the currency of those countries in which the companies in question are headquartered. As a result, there may be substantial variations in Reais, primarily arising from and reflecting changes in the exchange rate.

PETROBRAS SYSTEM	Operating Performance

RESULTS BY BUSINESS AREA

Petrobras is a company that operates in an integrated manner, with the greater part of oil and gas production in the Exploration and Production area being sold or transferred to other Company areas.

The main criteria used to report results per business area are as follows:

a) Net operating revenues: revenues from sales to external clients, plus intra-Company sales and transfers, using internal transfer prices established between the various areas as a benchmark, with assessment methodologies based on market parameters;

b) Operating income: net operating revenues, plus the cost of goods and services sold, which are reported per business area considering the internal transfer price and other operating costs for each area, plus the operating expenses effectively incurred by each area;

c) The entire financial result is allocated to the corporate group;

d) Assets: refers to the assets as identified by each area. Equity accounts of a financial nature are allocated to the corporate group.

The higher annual result was due to the increase in average domestic oil prices and the 4% upturn in daily oil and NGL production

Part of these effects were offset by the higher government take, with estimated losses from the impairment of assets (due to the end-of-year reduction in international oil prices, which affected future projections) and the increase in exploration costs, chiefly due to the write-off of dry and economically unviable wells.

The spread between the average domestic oil sale/transfer price and the average Brent price widened from US$ 10.95/bbl in 2007 to US$ 15.44/bbl in 2008.

The quarter-over-quarter reduction was due to the change in the level of oil prices, in addition to the following factors:

• Higher exploration costs from the write-off of dry or economically unviable wells, provisions for abandonment and geological and geophysical costs;

• Estimated losses from the impairment of assets.

Part of these effects were offset by the 5% increase in total oil and NGL sales/transfer volume and the narrowing of the spread between the average domestic oil sale/transfer price and the average Brent price, which fell from US$ 14.20/bbl in the 3Q-2008 to US$ 6.96/bbl in the 4Q-2008, as well as the reduction in government take and lower expenses from the 2008/09 collective bargaining agreement.

PETROBRAS SYSTEM	Operating Performance

The annual reduction in the Supply result was due to higher oil acquisition/transfer costs and the increase in oil product import costs, together with the following factors:

• Higher freight costs due to the increase in sales volume;

• Losses from petrochemical investments, reflecting the impact of the devaluation of the Real against the dollar on debt and the upturn in naphtha prices;

• Losses from the devaluation of inventories.

These effects were partially offset by the upturn in average oil product prices in Brazil and abroad and by gains from the change in holdings as a result of Quattor’s corporate restructuring.

The result was due to reduced costs from the decline in international oil prices, despite the sale of inventories acquired at a higher average cost in the previous quarter and the maintenance of average gasoline and diesel sale prices on the domestic market, despite the decline in the price of the other oil products.

These effects were partially offset by the following factors:

• Increased provisions for the reduction of inventories to market value;

• Higher G&A expenses, due to increased freight charges on exports and trading transactions;

• Reduced equity income, reflecting the impact of the devaluation of the Real against the dollar on the debt of petrochemical investees.

The improved result was due to wider gas and electricity sales margins – thanks to higher sales prices – and the increase in gas and electricity sales volume.

These effects were partially offset by provisions for the reduction of NGL inventories to market value.

The negative impact of the reduction in gas sales margins – due to higher import costs – and gas sales volume was more than offset by the reduction in expenses from R&D, employees’ profit sharing and the reversal of the write-off of bad debts, as well as the increase in equity income.

PETROBRAS SYSTEM	Operating Performance

The improved result was due to the 10% increase in sales volume and the reduction in operating expenses, chiefly thanks to the elimination of the CPMF financial transaction tax and the revision of the amounts involved in judicial processes in 2007.

The increase in sales volume helped raise the Company’s share of the fuel distribution market from 34.3% in 2007 to 34.9% in 2008.

The upturn in equity income (from ALVO Distribuidora) and the reduction in expenses from judicial contingencies offset the narrower sales margins caused by the decline in average sales prices.

The segment recorded a 34.7% share of the fuel distribution market in the 4Q-2008, versus 34.8% in the previous quarter.

The main events impacting the 2008 reduction were: the constitution of provisions for the adjustment of inventories in the USA, Japan and Argentina to market value, due to the change in the level of oil and oil product prices as of September/08 (R$ 699 million); provisions for legal disputes involving royalties (R$ 220 million); losses from the devolution of block 31 in Ecuador (R$ 178 million); the total amortization of goodwill from the acquisition of the Pasadena refinery (R$ 374 million); and the gains from the sale of the Bolivian refineries and Argentinean companies in 2007 (R$ 111 million). These effects were partially offset by the R$ 1,002 million increase in gross profit due to the 32% appreciation of the U.S. dollar against the Real.

PETROBRAS SYSTEM	Operating Performance

The quarter-over-quarter reduction was due to the R$ 346 million decrease in gross profit, caused by the decline in international oil and oil product prices, and losses from the devaluation of inventories in the USA, Japan and Argentina (R$ 507 million).

Other factors contributing to the 4Q-2008 result included: the increase in exploration expenses (R$ 711 million), especially the estimated impairment of assets (R$ 300 million) and the write-off of wells in the USA (R$ 145 million); the total amortization of goodwill from the acquisition of the Pasadena refinery (R$ 374 million); and losses from the devolution of block 31 in Ecuador (R$ 178 million).

The lower negative result was due to the following factors:

• The reduction in net financial expenses (R$ 8,043 million), dealt with on page 8;

• The reversal of the minority interest, reflecting the devaluation of the Real against the dollar on the debt of the SPEs and subsidiaries which are not wholly owned by Petrobras and its subsidiaries.

• The reduction in expenses from the pension and health plan (R$ 1,196 million) due to the amendments to the Petros Plan regulations in 2007;

• Reduction in tax expenses due to the extinction of the CPMF financial transaction tax, partially offset by the increase in the IOF financial operations tax

The improved result was due to the following factors:

• The increase in the net financial result (R$ 538 million), dealt with on page 10;

• The booking of interest on equity, which generated a tax benefit of R$ 2,386 million;

These effects were partially offset by the reduction in equity income.

PETROBRAS SYSTEM	Operating Performance

Consolidated Debt

	R$ million

	12.31.2008 Law 11.638	12.31.2007	Δ %
Short-term Debt (1)	13,859	8,960	55
Long-term Debt (1)	50,854	30,781	65

Total	64,713	39,741	63
Cash and cash equivalents	15,889	13,071	22
Net Debt (2)	48,824	26,670	83
Net Debt/(Net Debt + Shareholder's Equity) (1)	26%	19%	7
Total Net Liabilities (1) (3)	277,665	219,590	26
Capital Structure
(third parties net / total liabilities net)	50%	48%	2

(1)	Includes contractual commitments involving the transfer of benefits, risk and the control of goods.
(2)	Total debt less cash and cash equivalents.
(3)	Total liabilities net of cash/financial investments.

	US$ million

	12.31.2008 Law 11.638	12.31.2007	Δ %
Short-term Debt (1)	5,930	5,058	17
Long-term Debt (1)	21,760	17,378	25

Total	27,691	22,436	23

The net debt of the Petrobras System increased by 83% over 2007 due to the period depreciation of the Real and domestic and overseas funding.

The level of indebtedness, measured by the net debt/EBITDA ratio, increased from 0.53, on December 31, 2007, to 0.85 on December 31, 2008. The portion of the capital structure represented by third parties was 50%, 2 percentage points up on the close of 2007.

PETROBRAS SYSTEM	Operating Performance

Consolidated Investments

In compliance with the goals outlined in its strategic plan, Petrobras continues to prioritize investments in the expansion of its oil and natural gas production capacity by investing its own funds and by structuring ventures with strategic partners. On December 31, 2008, total investments amounted to R$ 53,349 million, 18% up on the total on December 31, 2007.

R$ million
	Fiscal Year
	2008	%	2007	%	Δ %
• Own Investments	46,526	87	38,785	86	20

Exploration & Production	24,662	46	18,418	41	34
Supply	10,111	19	9,632	21	5
Gas and Energy	3,821	7	1,616	3	136
International	6,133	12	6,574	15	(7)
Distribution	558	1	1,670	4	(67)
Corporate	1,241	2	875	2	42

• Special Purpose Companies (SPCs)	5,645	11	5,902	13	(4)

• Projects under Negotiation	1,178	2	598	1	97

Total Investments	53,349	100	45,285	100	18

R$ million
	Fiscal Year
	2008	%	2007	%	Δ %
International
Exploration & Production	5,252	86	5,759	88	(9)
Supply	448	7	451	7	(1)
Gas and Energy	250	4	161	2	55
Distribution	41	1	72	1	(43)
Other	142	2	131	2	8

Total Investments	6,133	100	6,574	100	(7)

R$ million
	Fiscal Year
	2008	%	2007	%	Δ %
Projects Developed by SPCs
Gasene	1,542	27	1,594	27	(3)
CDMPI	723	13	662	12	9
PDET Off Shore	378	6	661	11	(43)
Codajás	1,525	27	-	-	-
Mexilhão	651	12	487	8	34
Marlim Leste	502	9	894	15	(44)
Malhas	324	6	770	13	(58)
Amazônia	-	-	834	14	(100)

Total Investments	5,645	100	5,902	100	(4)

In line with its strategic objectives, PETROBRAS acts in consortiums with other companies as a concessionaire of oil and natural gas exploration, development and production rights. Currently the Company is a member of 108 consortiums. These ventures will require total investments of around US$ 14,705 million by the end of 2009.

PETROBRAS SYSTEM	Financial Statements

Income Statement – Consolidated

R$ million
	4th Quarter			Fiscal Year

3Q-2008	2008	2007		2008 Law 11.638	2008	2007

81,482	76,925	57,922	Gross Operating Revenues	266,494	284,579	218,254
(14,022)	(13,663)	(12,505)	Sales Deductions	(51,376)	(52,396)	(47,676)

67,460	63,262	45,417	Net Operating Revenues	215,118	232,183	170,578
(46,757)	(47,771)	(28,954)	Cost of Goods Sold	(141,623)	(157,499)	(104,398)

20,703	15,491	16,463	Gross profit	73,495	74,684	66,180
			Operating Expenses
(1,855)	(2,469)	(1,567)	Sales	(7,162)	(7,639)	(6,060)
(1,994)	(2,327)	(1,830)	General and Administratives	(7,247)	(7,494)	(6,428)
(891)	(1,484)	(1,070)	Exploratory Cost	(3,494)	(3,654)	(2,570)
-	(925)	(446)	Losses on recovery of assets	(933)	(925)	(446)
(478)	(437)	(492)	Research & Development	(1,706)	(1,706)	(1,712)
(170)	(455)	(305)	Taxes	(863)	(901)	(1,256)
(356)	(359)	(442)	Pension and Health Plan	(1,427)	(1,427)	(2,495)
(1,748)	(1,995)	(1,545)	Other	(4,713)	(5,335)	(5,187)

(7,492)	(10,451)	(7,697)		(27,545)	(29,081)	(26,154)

			Net Financial Expenses
392	2,319	806	Income	3,494	3,797	2,417
(1,000)	(2,596)	(920)	Expenses	(4,193)	(5,246)	(3,292)
(27)	(17)	(141)	Net Monetary Variation	(353)	(353)	(215)
3,478	3,675	(604)	Net Exchange Variation	4,181	5,824	(2,931)

2,843	3,381	(859)		3,129	4,022	(4,021)

(4,649)	(7,070)	(8,556)		(24,416)	(25,059)	(30,175)
138	(829)	(107)	Participation in Equity Income	(874)	(399)	(465)

16,192	7,592	7,800	Operating Profit	48,205	49,226	35,540
(5,641)	(2,130)	(2,357)	Income Tax & Social Contribution	(15,962)	(16,299)	(11,273)
961	2,050	(288)	Minority Interest	2,090	2,333	(1,743)
(660)	(157)	(102)	Employees Profit Sharing	(1,345)	(1,345)	(1,012)

10,852	7,355	5,053	Net Income	32,988	33,915	21,512

Certain figures relating to previous periods have been reclassified to bring them into line with the current financial statements, thereby facilitating comparisons.

PETROBRAS SYSTEM	Financial Statements

Balance Sheet – Consolidated

Assets	R$ million
	12.31.2008 Law 11.638	12.31.2008	09.30.2008	12.31.2007

Current Assets	63,575	64,695	64,885	53,374

Cash and Cash Equivalents	15,889	15,889	10,776	13,071
Accounts Receivable	14,904	14,904	16,924	11,329
Inventories	19,977	20,290	25,977	17,599
Marketable Securities	289	289	364	590
Taxes Recoverable	9,641	9,898	7,725	7,782
Other	2,875	3,425	3,119	3,003

Long-term Assets	228,589	229,819	207,060	177,854

Long-term Assets	21,255	20,989	22,310	22,023

Petroleum & Alcohol Account	810	810	805	798
Marketable Securities	4,066	4,066	3,511	3,922
Deferred Taxes and Social Contribution	10,238	9,918	10,072	8,333
Advance for Pension Plan	-	-	1,385	1,297
Prepaid Expenses	1,400	1,454	1,416	1,514
Accounts Receivable	1,327	1,327	2,043	2,902
Deposits - Legal Matters	1,853	1,853	1,743	1,693
Other	1,561	1,561	1,335	1,564

Investments	5,107	5,304	7,762	7,822
Fixed Assets	190,754	192,053	168,178	139,941
Intangible	8,003	8,003	6,438	5,532
Deferred	3,470	3,470	2,372	2,536

Total Assets	292,164	294,514	271,945	231,228

Liabilities	R$ million
	12.31.2008 Law 11.638	12.31.2008	09.30.2008	12.31.2007

Current Liabilities	62,557	62,993	52,348	47,555

Short-term Debt	13,274	13,274	11,564	8,501
Suppliers	17,028	18,010	17,421	13,791
Taxes and Social Contribution	12,741	12,735	13,654	10,006
Project Finance	189	189	334	41
Pension and Health Plan	1,152	1,152	946	880
Dividends	9,915	9,915	-	6,581
Salaries, Benefits and Charges	2,016	2,016	2,282	1,689
Other	6,242	5,702	6,147	6,066
Non Current Liabilities	88,589	87,133	72,939	63,513

Long-term Debt	50,049	50,049	35,479	29,807
Pension Fund	3,476	3,476	4,669	4,520
Health Plan	10,297	10,297	10,099	9,272
Deferred Taxes and Social Contribution	13,100	12,592	11,911	10,353
Provision for well abandonment	6,582	6,582	6,330	6,132
Deferred Income	1,293	1,216	1,770	1,392
Other	3,792	2,921	2,681	2,037
Minority interest	2,653	6,030	6,209	6,306
Shareholders’ Equity	138,365	138,358	140,449	113,854

Capital Stock	78,967	78,967	78,967	52,644
Reserves/Net Income	59,398	59,391	61,482	61,210

Total Liabilities	292,164	294,514	271,945	231,228

Certain figures relating to previous periods have been reclassified to bring them into line with the current financial statements, thereby facilitating comparisons.

PETROBRAS SYSTEM	Financial Statements

Statement of Cash Flow – Consolidated

R$ million
	Fiscal Year
	2008	2007
Net Income	32,988	21,512
(+) Adjustments	16,964	20,727

Depreciation & Amortization	11,632	10,696
Charges on Financing and Connected Companies	4,033	(1,786)
Minority interest	(2,089)	1,743
Result of Equity Income	874	465
Foreign Exchange on Fixed Assets	-	6,803
Income Tax and deffered contributions	4,770	477
Inventory Variation	(1,413)	(1,430)
Supplier Variation	603	1,598
Pension and Health Plan Variation	1,546	2,791
Tax Variation	(3,642)	383
Write-off of dry wells	1,524	916
Losses on recovery of assets	2,658	446
Other Adjustments	(3,532)	(2,375)

(=) Cash Generated by Operating Activities	49,952	42,239
(-) Cash used in Investment Activities	(53,425)	(45,233)

Investment in E&P	(26,008)	(20,405)
Investment in Refining and Transportation	(13,350)	(9,647)
Investment in Gas and Energy	(6,141)	(5,199)
Investiments in Distribution	(1,179)	(916)
Investment in International Segment	(5,440)	(5,238)
Marketable Securities	(274)	(3,123)
Dividends	232	71
Other investments	(1,265)	(776)

(=) Free cash flow	(3,473)	(2,994)
(-) Cash used in Financing Activities	5,624	(11,422)

Financing	11,837	(3,948)
Dividends	(6,213)	(7,474)
FX effect in cash and cash equivalents	667	(342)

(=) Cash generated in the period	2,818	(14,758)

Cash at the Beginning of Period	13,071	27,829
Cash at the End of Period	15,889	13,071

Certain figures relating to previous periods have been reclassified to bring them into line with the current financial statements, thereby facilitating comparisons.

PETROBRAS SYSTEM	Financial Statements

Statement of Added Value – Consolidated

	R$ million
	Fiscal Year
	2008 after Law 11.638	2007
Revenue
Sale of products and services*	268,769	220,050
Assets construction	47,164	26,057

	315,933	246,107

Materials acquisitions from third parties
Raw Materials Used	(47,891)	(33,098)
Products for Resale	(53,990)	(29,888)
Materials, Energy, Services & Other	(52,591)	(42,840)
Tax	(9,602)	(3,985)
Losses on recovery of assets	(2,658)	(481)

	(166,732)	(110,292)

Gross Added Value	149,201	135,815

Depreciation & Amortization	(11,632)	(10,696)

Net Added Value produced by company	137,569	125,119

Added Value Received
Equity Income Result	(116)	(367)
Financial Revenue - including monetary and exchange variation	3,494	2,418
Goodwill & discount amortization	(758)	(98)
Rent and Royalties and other	1,294	562

	3,914	2,515

Added Value to Distribute	141,483	127,634

Distribution of Added Value

Personnel and administratives
Salaries/ Sharing Profit
Salaries	9,104	7,041
Employees Sharing Profit	1,345	1,012
Benefits
Advantages	835	786
Health, Retirement and Pension Plan	2,642	4,817
FGTS	601	507

	14,527	14,163

Tax
Federal Government	57,457	46,509
States	22,339	22,993
Municipal	148	115
Foreign states	5,169	4,302

	85,113	73,919

Financial Institutions and Suppliers
Interest, FX Rate and Monetary Variation	1,891	7,386
Rent and freight expenses	9,054	8,911

	10,945	16,297

Shareholders
Interest on Own Capital	7,019	6,361
Dividends	2,895	219
Minority Interest	(2,090)	1,743
Retained Earnings	23,073	14,932
	30,898	23,255

Distributed Added Value	141,483	127,634

* Net of Provisions for Doubtful Debts.

PETROBRAS SYSTEM	Financial Statements

Consolidated Result by Business Area - 2008

	R$ MILLION - BEFORE LAW 11.638/07 ADJUSTMENTS

	E&P	SUPPLY	GAS & ENERGY	DISTRIB.	INTERN.	CORPOR.	ELIMIN.	TOTAL

Net Operating Revenues	106,208	185,384	16,012	55,763	28,888	-	(160,072)	232,183

Intersegments	104,457	49,520	2,237	1,358	2,500	-	(160,072)	-
Third Parties	1,751	135,864	13,775	54,405	26,388	-	-	232,183
Cost of Goods Sold	(43,779)	(184,103)	(14,196)	(51,130)	(24,710)	-	160,419	(157,499)

Gross Profit	(62,429)	1,281	1,816	4,633	4,178	-	347	74,684
Operating Expenses	(5,432)	(6,518)	(2,341)	(2,803)	(5,059)	(7,201)	273	(29,081)
Sales, General & Administrative	(801)	(5,245)	(972)	(2,816)	(2,068)	(3,497)	266	(15,133)
Taxes	(110)	(114)	(68)	(22)	(311)	(276)	-	(901)
Exploratory Costs	(2,551)	-	-	-	(1,103)	-	-	(3,654)
Losses on recovery of assets	(603)	-	-	-	(322)	-	-	(925)
Research & Development	(899)	(277)	(73)	(14)	(5)	(438)	-	(1,706)
Health and Pension Plans	-	-	-	-	-	(1,427)	-	(1,427)
Other	(468)	(882)	(1,228)	49	(1,250)	(1,563)	7	(5,335)

Operating Profit (Loss)	56,997	(5,237)	(525)	1,830	(881)	(7,201)	620	45,603
Net of Interest Income (Expenses)	-	-	-	-	-	4,022	-	4,022
Equity Income	-	(554)	18	77	(379)	439	-	(399)

Income (Loss) Before Taxes and Minority Interests	56,997	(5,791)	(507)	1,907	(1,260)	(2,740)	620	49,226
Income Tax & Social Contribution	(19,228)	1,876	193	(595)	(553)	2,220	(212)	(16,299)
Minority Interests	(663)	164	73	-	249	2,510	-	2,333
Employees Profit Sharing	(445)	(281)	(41)	(79)	(97)	(402)	-	(1,345)

Net Income (Loss)	36,661	(4,032)	(282)	1,233	(1,661)	1,588	408	33,915

Consolidated Result by Business Area - 2007

	R$ MILLION

	E&P	SUPPLY	GAS & ENERGY	DISTRIB.	INTERN.	CORPOR.	ELIMIN.	TOTAL

Net Operating Revenues	81,093	133,150	9,866	45,078	19,390	-	(117,999)	170,578

Intersegments	76,591	36,576	2,109	729	1,994	-	(117,999)	-
Third Parties	4,502	96,574	7,757	44,349	17,396	-	-	170,578
Cost of Goods Sold	(34,935)	(118,921)	(9,044)	(40,829)	(16,214)	-	115,545	(104,398)

Gross Profit	46,158	14,229	822	4,249	3,176	-	(2,454)	66,180
Operating Expenses	(3,987)	(5,116)	(2,446)	(2,981)	(3,282)	(8,581)	239	(26,154)
Sales, General & Administrative	(571)	(4,019)	(1,132)	(2,528)	(1,404)	(3,064)	230	(12,488)
Taxes	(49)	(147)	(77)	(176)	(138)	(669)	-	(1,256)
Exploratory Costs	(1,212)	-	-	-	(1,358)	-	-	(2,570)
Losses on recovery of assets	(45)	-	-	-	(401)	-	-	(446)
Research & Development	(868)	(333)	(183)	(12)	(3)	(313)	-	(1,712)
Health and Pension Plan	-	-	-	-	-	(2,495)	-	(2,495)
Other	(1,242)	(617)	(1,054)	(265)	22	(2,040)	9	(5,187)

Operating Profit (Loss)	42,171	9,113	(1,624)	1,268	(106)	(8,581)	(2,215)	40,026
Net of Interest Income (Expenses)	-	-	-	-	-	(4,021)	-	(4,021)
Equity Income	-	196	156	(14)	(25)	(778)	-	(465)

Income (Loss) Before Taxes and Minority Interests	42,171	9,309	(1,468)	1,254	(131)	(13,380)	(2,215)	35,540
Income Tax & Social Contribution	(14,216)	(3,033)	562	(408)	(526)	5,594	754	(11,273)
Minority Interests	(764)	(15)	(447)	-	(310)	(207)	-	(1,743)
Employees Profit Sharing	(363)	(276)	(28)	(69)	(56)	(220)	-	(1,012)

Net Income (Loss)	26,828	5,985	(1,381)	777	(1,023)	(8,213)	(1,461)	21,512

PETROBRAS SYSTEM	Financial Statements

EBITDA(1) Consolidated Statement by Business Area - 2008

	R$ MILLION - BEFORE LAW 11.638/07 ADJUSTMENTS

	E&P	SUPPLY	GAS & ENERGY	DISTRIB.	INTERN.	CORPOR.	ELIMIN.	TOTAL
Operating Profit (Loss)	56,552	(5,518)	(566)	1,751	(978)	7,603	620	44,258
Depreciation / Amortization	6,222	2,445	802	355	1,758	448	-	12,030
Impairment	603	-	-	-	322	-	-	925

EBITDA (1)	63,377	(3,073)	236	2,106	1,102	7,155	620	57,213

(1) Operating income before the financial results and equity income excluding depreciation /amortization.

Statement of Other Operating Income (Expenses) - 2008

	R$ MILLION - BEFORE LAW 11.638/07 ADJUSTMENTS

	E&P	SUPPLY	GAS & ENERGY	DISTRIB.	INTERN.	CORPOR.	ELIMIN.	TOTAL

Inventory adjustment	-	(560)	(122)	-	(699)	-	-	(1,381)
Institutional relations and cultural projects	(79)	(57)	(11)	(77)	-	(1,004)	-	(1,228)
Thermoelectric	-	-	(593)	-	-	-	-	(593)
Labor Agreement	(257)	(82)	(19)	-	(18)	(167)	-	(543)
Losses and Contingencies related to Lawsuit	(37)	(90)	(23)	(21)	(225)	(166)	-	(562)
Fines and Contractual Charges	-	-	(434)	-	-	-	-	(434)
HSE Expenses	(68)	(61)	(4)	-	-	(250)	-	(383)

Non programmed stoppages in installations and production equipment	(121)	(85)	-	-	-	-	-	(206)
Contractual losses from ship-or-pay transport services	-	-	-	-	(128)	-	-	(128)
Other	94	53	(22)	147	(180)	24	7	123

	(468)	(882)	(1,228)	49	(1,250)	(1,563)	7	(5,335)

Statement of Other Operating Income (Expenses) - 2007

	R$ MILLION

	E&P	SUPPLY	GAS & ENERGY	DISTRIB.	INTERN.	CORPOR.	ELIMIN.	TOTAL

Institutional relations and cultural projects	(76)	(64)	-	(68)	-	(1,059)	-	(1,267)
Thermoelectric	-	-	(523)	-	-	-	-	(523)
Labor Agreement	(187)	(114)	(16)	(24)	(9)	(132)	-	(482)
Losses and Contingencies related to Lawsuit	(177)	(73)	-	(67)	(17)	(55)	-	(389)
Fines and Contractual Charges	-	-	(449)	-	-	-	-	(449)
HSE Expenses	(22)	(135)	(4)	-	(9)	(304)	-	(474)

Non programmed stoppages in installations and production equipment	(27)	(111)	-	-	-	-	-	(138)
Contractual losses from ship-or-pay transport services	-	-	-	-	(90)	-	-	(90)
Expenses with Renegotiation of Petros Fund Plan	(220)	(128)	(12)	(40)	(8)	(642)	-	(1,050)
ICMS tax recovery	-	101	-	-	-	-	-	101
Other	(533)	(93)	(50)	(66)	155	152	9	(426)

	(1,242)	(617)	(1,054)	(265)	22	(2,040)	9	(5,187)

PETROBRAS SYSTEM	Financial Statements

Statement of Extraordinary Items - 2008

	R$ MILLION - BEFORE LAW 11.638/07 ADJUSTMENTS

	E&P	SUPPLY	GAS & ENERGY	DISTRIB	INTER	CORP	ELIMIN	TOTAL

Net Income (Loss) by Business Segment	56,997	(5,237)	(525)	1,830	(881)	7,201	620	45,603
Extraordinary Itens:	-	-	-	-	-	-	-	-
Contractual fines	-	-	434	-	-	-	-	434
Provision with Royalties Litigation	-	-	-	-	220	-	-	220
Impairment	-	560	122	-	699	-	-	1,381
Losses on recovery of assets	602	-	-	-	323	-	-	925
Extraordinary Items Subtotal	602	560	556	-	1,242	-	-	2,960

Operating Income (Loss) by business Segment
before Extraordinary Items	57,599	(4,677)	31	1,830	361	(7,201)	620	48,563

Net Income (Loss) by Business Segment	36,661	(4,032)	(282)	1,233	(1,661)	1,588	408	33,915
Extraordinary Itens:	602	560	556	-	1,242	-	-	2,960
Taxes Effects	-	-	148	-	-	-	-	148

Net Income without Extraordinary Items effects	37,263	(3,472)	422	1,233	(419)	1,588	408	37,023

Statement of Extraordinary Items - 4Q08

	R$ MILLION - BEFORE LAW 11.638/07 ADJUSTMENTS

	E&P	SUPPLY	GAS & ENERGY	DISTRIB	INTER	CORP	ELIMIN	TOTAL

Net Income (Loss) by Business Segment	7,936	(1,402)	(250)	402	(1,989)	(1,931)	2,275	5,041
Extraordinary Itens:	-	-	-	-	-	-	-	-
Contractual fines	-	-	59	-	-	-	-	59
Provision with Royalties Litigation	-	-	-	-	45	-	-	45
Impairment	-	363	123	-	603	-	-	1,089
Losses on recovery of assets	602	-	-	-	323	-	-	925
Extraordinary Items Subtotal	602	363	182	-	971	-	-	2,118

Operating Income (Loss) by business Segment
before Extraordinary Items	8,538	(1,039)	(68)	402	(1,018)	(1,931)	2,275	7,159

Net Income (Loss) by Business Segment	4,984	(1,445)	(25)	301	(2,083)	4,124	1,499	7,355
Extraordinary Itens:	602	363	182	-	971	-	-	2,118
Taxes Effects	-	-	20	-	-	-	-	20

Net Income without Extraordinary Items effects	5,586	(1,082)	177	301	(1,112)	4,124	1,499	9,493

Statement of Extraordinary Items - 2007

	R$ MILLION

	E&P	SUPPLY	GAS & ENERGY	DISTRIB	INTER	CORP	ELIMIN	TOTAL

Operating Income (Loss) by Business Segment	42,171	9,113	(1,624)	1,268	(106)	(8,581)	(2,215)	40,026
Extraordinary Itens:
Expenses with Renegotiation of Petros Fund
Plan	220	128	12	40	8	1,339	-	1,747
Contractual fines	-	-	449	-	-	-	-	449
Losses on recovery of assets	-	-	-	-	401	-	-	401
Extraordinary Items Subtotal	220	128	461	40	409	1,339	-	2,597

Operating Income before Extraordinary Items	42,391	9,241	(1,163)	1,308	303	(7,242)	(2,215)	42,623

Net Income (Loss) by Business Segment	26,828	5,985	(1,381)	777	(1,023)	(8,213)	(1,461)	21,512
Extraordinary Itens:	220	128	461	40	409	1,339	-	2,597
Taxes Effects	(123)	(23)	(93)	(33)	(30)	(495)	-	(796)

Net Income without Extraordinary Items effects	26,925	6,090	(1,013)	784	644	(7,369)	(1,461)	23,313

PETROBRAS SYSTEM	Financial Statements

Consolidated Assets by Business Area - 12.31.2008

	R$ MILLION - BEFORE LAW 11.638/07 ADJUSTMENTS

	E&P	SUPPLY	GAS & ENERGY	DISTRIB.	INTERN.	CORP.	ELIMIN.	TOTAL
ASSETS	118,225	64,783	36,180	10,316	33,240	40,890	(9,120)	294,514

CURRENT ASSETS	6,576	23,620	5,344	5,676	5,848	25,436	(7,805)	64,695

CASH AND CASH EQUIVALENTS	-	-	-	-	-	15,889	-	15,889
OTHER	6,576	23,620	5,344	5,676	5,848	9,547	(7,805)	48,806
NON-CURRENT ASSETS	111,649	41,163	30,836	4,640	27,392	15,454	(1,315)	229,819

LONG-TERM ASSETS	4,241	1,891	2,323	735	1,335	11,679	(1,215)	20,989
PROPERTY, PLANTS AND EQUIPMENT	103,592	35,845	27,025	3,193	20,081	2,361	(44)	192,053
OTHER	3,816	3,427	1,488	712	5,976	1,414	(56)	16,777

Consolidated Assets by Business Area - 09.30.2008

	R$ MILLION - BEFORE LAW 11.638/07 ADJUSTMENTS

	E&P	SUPPLY	GAS & ENERGY	DISTRIB.	INTERN.	CORP.	ELIMIN.	TOTAL
ASSETS	106,637	67,453	33,667	10,610	29,497	35,380	(11,299)	271,945

	-	-	-	-	-	-	-	-
CURRENT ASSETS	7,525	30,768	5,678	5,785	6,917	19,235	(11,023)	64,885

CASH AND CASH EQUIVALENTS	-	-	-	-	-	10,776	-	10,776
OTHERS	7,525	30,768	5,678	5,785	6,917	8,459	(11,023)	54,109
NON-CURRENT ASSETS	99,112	36,685	27,989	4,825	22,580	16,145	(276)	207,060

LONG-TERM ASSETS	4,140	1,392	2,568	571	878	13,007	(246)	22,310
PROPERTY, PLANTS AND EQUIPMENT	91,580	31,347	24,389	2,842	16,172	1,878	(30)	168,178
OTHER	3,392	3,946	1,032	1,412	5,530	1,260	-	16,572

Consolidated Assets by Business Area - 12.31.2007

	R$ MILLION

	E&P	SUPPLY	GAS & ENERGY	DISTRIB.	INTERN.	CORP.	ELIMIN.	TOTAL

ASSETS	89,256	55,253	27,942	9,890	22,406	36,409	(9,928)	231,228

CURRENT ASSETS	5,174	24,390	4,423	4,946	4,212	20,050	(9,821)	53,374

CASH AND CASH EQUIVALENTS	-	-	-	-	-	13,071	-	13,071
OTHER	5,174	24,390	4,423	4,946	4,212	6,979	(9,821)	40,303
NON-CURRENT ASSETS	84,082	30,863	23,519	4,944	18,194	16,359	(107)	177,854

LONG-TERM ASSETS	4,046	1,335	1,841	702	1,088	13,101	(90)	22,023
PROPERTY, PLANTS AND EQUIPMENT	76,611	25,226	20,753	2,793	12,664	1,911	(17)	139,941
OTHER	3,425	4,302	925	1,449	4,442	1,347	-	15,890

Certain figures relating to previous periods have been reclassified to bring them into line with the current financial statements, thereby facilitating comparisons.

PETROBRAS SYSTEM	Financial Statements

Consolidated Results by International Business Area - 2008

	R$ MILLION - BEFORE LAW 11.638/07 ADJUSTMENTS INTERNATIONAL

	E&P	SUPPLY	GAS & ENERGY	DISTRIB.	CORPOR.	ELIMIN.	TOTAL

ASSETS (12.31.2008)	24,207	6,387	3,245	859	4,104	(5,562)	33,240

Income Statement
Net Operating Revenues	6,702	19,047	2,407	6,255	5	(5,528)	28,888

Intersegments	3,408	3,940	511	169	-	(5,528)	2,500
Third Parties	3,294	15,107	1,896	6,086	5	-	26,388
Operating Profit (Loss)	962	(1,331)	401	23	(939)	3	(881)
Net Income (Loss)	99	(1,423)	235	16	(591)	3	(1,661)

Consolidated Results by International Business Area

	R$ MILLION INTERNATIONAL

	E&P	SUPPLY	GAS & ENERGY	DISTRIB.	CORPOR.	ELIMIN.	TOTAL

ASSETS (09.30.2008)	19,688	7,721	2,816	881	3,192	(4,801)	29,497

Income Statement - 2007
Net Operating Revenues	4,638	12,999	1,900	3,654	25	(3,826)	19,390

Intersegments	2,589	2,818	372	41	-	(3,826)	1,994
Third Parties	2,049	10,181	1,528	3,613	25	-	17,396
Operating Profit (Loss)	(55)	178	476	(96)	(583)	(26)	(106)
Net Income (Loss)	(777)	245	326	(71)	(720)	(26)	(1,023)

ASSETS (21.31.2007)	14,987	4,636	2,378	819	2,543	(2,957)	22,406

PETROBRAS SYSTEM	Appendices

1. Changes in accounting practices

Law 11.638/07 of December 28, 2007,and Provisional Measure 449/08 of December 3, 2008, altered and revoked certain provisions dealing with accounting matters in Law 6.404/76 (Corporate Law) aiming to align Brazilian accounting practices with international standards (IFRS). The Accounting Pronouncements Committee (CPC) was set up in order to issue technical accounting pronouncements in line with IFRS norms. The following table lists those pronouncements that had been ratified by the CVM by December 31, 2008.

CPC Pronouncement		CVM Resolution
Number	Title	Number	Date of publication
CPC	Conceptual framework for the preparation and presentation of the financial statements	539/08	March 14, 2008
CPC 01	Impairment of Assets	527/07	November 1, 2007
CPC 02	The effects of changes in foreign exchange rates and the conversion of financial statements	534/08	January 29, 2008
CPC 03	Statement of cash flows	547/08	August 13, 2008
CPC 04	Intangible assets	553/08	November 12, 2008
CPC 05	Related party disclosures	560/08	December 11, 2008
CPC 06	Leasing	554/08	November 12, 2008
CPC 07	Government subsidies and assists	555/08	November 12, 2008
CPC 08	Transaction costs and gains from the issue of marketable securities	556/08	November 12, 2008
CPC 09	Statement of added value	557/08	November 12, 2008
CPC 10	Share-based payments	562/08	December 17, 2008
CPC 11	Insurance contracts	563/08	December 17, 2008
CPC 12	Adjustment to present value	564/08	December 17, 2008
CPC 13	Initial adoption of Law 11.638/07 and Provisional Measure 449/08	565/08	December 17, 2008
CPC 14	Financial instruments: recognition, measurement and presentation	566/08	December 17, 2008

Provisional Measure 449/08 also instituted the Transitional Tax Regime, which establishes the treatment of the tax impact on the methods and criteria introduced by the new legislation.

The Company adopted these pronouncements for the first time (when applicable) in the preparation of the 2008 financial statements, pursuant to CVM Resolution 565/08 and Provisional Measure 449/08, having effected the initial adjustments on January 1, 2008, the transition date, to the retained earnings account with no retroactive effect on the 2007 statements.

There follows a summary of the pronouncements adopted:

1.1 Statement of Cash Flows (SFC) and Statement of Added Value (SAV)
Even before reporting of SFC and SAV became compulsory, the Company reported them as additional information. However, a few changes were made to the structure of these statements, pursuant to CPC 03 and CPC 09.

1.2 Impairment of assets
CPC 01 establishes procedures to ensure that the Company’s assets are not booked at an amount higher than can be recovered through their use or sale. If there is clear evidence that assets are being valued at more than the future recoverable amount, the Company should immediately book the depreciation by constituting a provision for losses.

PETROBRAS SYSTEM	Appendices

Assets are valued based on the lowest cash generating unit, when applicable. The recoverable amount is the amount obtained from a given use based on future cash flows, discounted for interest before taxes.

The Company has already adopted this procedure. However, based on the current procedure, loss provisions may be reversed if there are indications that these can be recovered..

1.3 The effects of changes in foreign exchange rates and the conversion of financial statements
CPC 02 establishes the criteria for defining the functional currency and converting the financial statements of subsidiaries, associated companies and branch offices, whose functional currency differs from that of the holding company.

As a result of the adoption of CPC 02, the following procedures changed:

a) The exchange variations on investments in subsidiaries and associated companies, whose functional currency differs from the holding company’s, are now booked under shareholders’ equity as accrued conversion adjustments and transferred to the result when investments are actually made.

Until 2007, the exchange variation affected the year’s results as equity income.

b) In a stable economic scenario, the income statement of investee companies, whose functional currency differs from the holding company’s, are now converted at the average monthly exchange rate, and other equity items at the historic rate.

Previously, the year-end exchange rate at was used to convert such items..

1.4 Intangible assets
CPC 04 establishes the accounting treatment for those intangible assets that are not specifically covered by other pronouncements.

The Company has already been reporting its intangible assets in accordance with CVM Resolution 488/05 of October 3, 2005.

Goodwill arising from the acquisition of a controlling interest (subsidiaries and jointly-owned companies) is now booked under intangible assets and goodwill from the acquisition of interests in associated companies continues to be booked under Investments.

As of 2009, these goodwill amounts will not be amortized over the period and extension of the projections that determined them, pursuant to CPC 13 (Initial Adoption of Law 11.638/07 and Provisional Measure 449/08) and are subject to the impairment test.

1.5 Related party disclosures
The Company has widened the scope of information disclosed in the notes to the financial statements on transactions and balances with related parties, pursuant to CPC 05.

1.6 Contracts involving the transfer of benefits, risks and control of assets.
CPC 06 establishes procedures for booking and disclosing transactions in which there are contractual commitments with or without the transfer of benefits, risks and control of assets.

The Company now books under fixed assets, based on the fair value or present value of the minimum contract payments, whichever is lower, the rights to physical assets used in the maintenance of the Company’s business activities, arising from transactions involving the transfer of the benefits, risks and control of these assets, as well as the related liabilities.

Previously, these transactions were treated as costs/expenses related to freight, rent or the provision of services.

1.7 Government subsidies and assists

PETROBRAS SYSTEM	Appendices

CPC 07 defines the tax incentives arising from donations or government subsidies for investments, received on or after January 1, 2008, which are booked as revenue throughout the period against the expenses they are intended to offset on a systematic base, which is applied in Petrobras in the following manner:

a) Subsidies with reinvestments: in the same ratio as the asset’s depreciation;
b) Direct subsidies related to profits from exploration: directly in the result.

The amounts booked in the result in 2008 will be allocated to the Tax Incentive Reserve.
The balance of the capital reserve relating to donations and subsidies for investment on December 31, 2007, will be maintained under shareholders’ equity until they are fully used, pursuant to Law 6.404/76.

1.8 Transaction costs and gains from the issue of marketable securities
CPC 08 establishes the accounting procedures for recognizing, measuring and disclosing the transaction costs and gains from the issue of shares and/or debt securities.

The Company discloses share and debt positions at the amount received, net of said transaction costs, losses and gains.

1.9 Adjustment to present value
CPC 12 establishes the basic conditions for applying the adjustment-to-present-value method for valuing assets and liabilities arising from long-term and material short-term transactions. The Company has already adopted this procedure for material transactions.

1.10 Financial Instruments
CPC 14 establishes the principles for recognizing and measuring financial assets and liabilities and certain purchase agreements involving unfinanced items and the disclosure of financial derivative instruments.

As a result, the following changes were adopted:

Cash flow hedge transactions are now booked in the balance sheet at their fair value, when qualified as an effective hedge, with an impact on shareholders’ equity, and subsequently reclassified in the result when the transaction that is the object of the hedge has an impact on the result. Previously, these transactions were recorded in the result on their financial settlement.

Financial derivative instruments used as a hedge against variations in oil and oil product prices are now marked to market throughout their validity periods, with an impact on the financial result. Previously, these adjustments were only recorded in the result on their financial settlement.

The adjustment to market value of securities classified as available for sale are now recorded under shareholders’ equity until their settlement, when they are transferred to the result. Previously, these adjustments impacted the result.

1.11 Equity investments
Pursuant to Provisional Measure 449/08, investments in associated companies in which management has substantial influence and in other companies that are part of the same group or jointly owned will be assessed by the equity method, No relevant effects were identified in regard to this item.

Previously, the equity method was only applied to significant investments in associated companies in which management had an influence, or in which the Company retained 20% or more of the capital.

1.12 Deferred charges
Provisional Measure 449/08 eliminated deferred charges, allowing the balance of December 31, 2008, to be maintained. This will continue to be amortized over 10 years, subject to the impairment test.

1.13 Future results

PETROBRAS SYSTEM	Appendices

Future results were eliminated as of fiscal year 2008 due to the amendment of Law 6.404/76 by Provisional Measure 449/08. However, the existing balances on December 31, 2008 and 2007 were reclassified under non-current assets as deferred revenue.

Discounts arising from expected future results were reclassified under non-current liabilities in the consolidated financial statements.

1.14 Revaluation reserve
Law 11.638/07 does not permit new spontaneous revaluations of fixed assets.

The Company opted to maintain the balance of the respective revaluation reserves on December 31, 2007 until their total realization.

1.15 Non-operating revenue and expenses
Non-operating revenue and expenses were eliminated as of fiscal year 2008, due to the amendment of Law 6.404/76 by Provisional Measure 449/08. However, the existing balances on December 31, 2008 and 2007 arising from the sale and write-off of permanent assets were reclassified under other operating revenue and expenses, except for those arising from capital gains or losses from investments, which were reclassified under equity income.

1.16 Effects of the adoption of Law 11.638/07 and Provisional Measure 449/08
The effects from the adoption of the new legislation on the result and shareholders’ equity, net of tax effects when applicable, are shown below:

PETROBRAS SYSTEM	Appendices

Consolidated Income Statement

	R$ Million

	2008

	Law 6.404/76	Transaction	Subvention	Financial Institution	Leasing	Law 11.638/07

GROSS SALES	284,579	(18,085)				266,494
SALES DEDUCTIONS	(52,396)	1,020				(51,376)

NET SALES	232,183	(17,065)				215,118
COST OF GOODS SOLD	(157,499)	15,350			526	(141,623)

GROSS PROFIT	74,684	(1,715)			526	73,495
OPERATING EXPENSES
.GENERAL AND ADMINISTRATIVES SALES	(15,133)	652			72	(14,409)
.EXPLORATORY COSTS	(3,654)	160				(3,494)
.IMPAIRMENT	(925)	(8)				(933)
OTHER	(9,369)	220	557	(198)	81	(8,708)

	(29,081)	1,024	557	(198)	153	(27,544)
NET FINANCIAL EXPENSES	4,022	508	0	200	(1,601)	3,128
EQUITY BALANCE RESULT	(399)	(475)	0			(874)

OPERATING PROFIT	49,226	(658)	557	2	(922)	48,205

IR and CSLL	(16,299)	199		(110)	248	(15,962)

NET INCOME INCLUDING EMPLOYEES PROFIT SHARING
AND MINORITY INTEREST	32,927	(459)	557	(108)	(674)	32,243
EMPLOYEES PROFIT SHARING	(1,345)					(1,345)
MINORITY INTEREST	2,333	(177)			(66)	2,090
NET INCOME	33,915	(636)	557	(108)	(740)	32,988

PETROBRAS SYSTEM	Appendices

Consolidated Assets by Business Area - 2008

	After Law 11.638: R$ MILLION - AFTER LAW 11.638

	E&P	SUPPLY	GAS & ENERGY	DISTRIB	INTER	CORP	ELIMIN	TOTAL

Net Operating Revenues	106,226	173,176	15,988	55,763	22,464	-	(158,499)	215,118
Gross Profit	62,593	1,061	1,810	4,633	3,050	-	348	73,495
Operating Expenses	(5,361)	(5,659)	(2,339)	(2,800)	(4,344)	(7,315)	273	(27,545)
Operating Profit (Loss)	57,232	(4,598)	(529)	1,833	(1,294)	(7,315)	621	45,950
Interest Income (Expenses)	-	-	-	-	-	3,129	-	3,129
Income (Loss) Before Taxes and Minority
Interests	57,232	(5,152)	(511)	1,910	(1,709)	(4,186)	621	48,205

Net Income (Loss)	37,617	(3,611)	(315)	1,234	(1,860)	(487)	410	32,988

Consolidated Assets by Business Area - 12.31.2008

	After Law 11.638: R$ MILLION - AFTER LAW 11.638

	E&P	SUPPLY	GAS & ENERGY	DISTRIB.	INTERN.	CORP.	ELIMIN.	TOTAL

ASSETS	116,175	64,783	36,180	10,321	33,243	40,582	(9,120)	292,164

CURRENT ASSETS	5,881	23,620	5,344	5,681	5,848	25,008	(7,807)	63,575
NON-CURRENT ASSETS	110,294	41,163	30,836	4,640	27,395	15,574	(1,313)	228,589

PETROBRAS SYSTEM	Appendices

2. Petroleum and Alcohol Accounts – National Treasury

In order to settle the accounts with the federal government, in accordance with Provisional Measure No. 2181 of August 24, 2001, Petrobras, after having submitted all the information required by the National Treasury (STN), is seeking to reconcile the remaining differences between the parties.

The account balance of R$ 810 million on December 31, 2008 (R$ 798 million on December 31, 2007), may be paid by the federal government through the issuance of National Treasury bonds, in an amount equal to the final settlement amount or with other amounts that Petrobras may owe to the federal government, including those related to taxes, or through a combination of these options.

3. Consolidated Taxes and Contributions

The economic contribution of Petrobras to the country, measured through the generation of current taxes, duties and social contributions, totaled R$ 58,170 million.

R$ million
	4th Quarter				Fiscal Year

3Q-2008	2008	2007	Δ %		2008	2007	Δ %

				Economic Contribution - Country
5,310	8,367	4,630	81	Value Added Tax on Sales and Services (ICMS)	23,110	18,110	28
1,230	813	2,021	(60)	CIDE (1)	5,409	7,823	(31)
3,631	2,604	3,159	(18)	PASEP/COFINS	12,495	11,948	5
5,439	2,124	2,241	(5)	Income Tax & Social Contribution	15,716	10,683	47
487	(208)	819	(125)	Other	1,440	2,783	(48)

16,097	13,700	12,870	6	Subtotal Country	58,170	51,347	13

1,729	820	833	(2)	Economic Contribution - Foreign	4,438	3,504	27

17,826	14,520	13,703	6	Total	62,608	54,851	14

(1) CIDE – ECONOMIC DOMAIN CONTRIBUTION CHARGE.

4. Government Take

R$ million
	4th Quarter				Fiscal Year

3Q-2008	2008	2007	Δ %		2008	2007	Δ %

				Country
3,003	1,934	2,182	(11)	Royalties	10,179	7,574	34
3,664	2,073	2,150	(4)	Special Participation	11,478	7,261	58
25	32	33	(3)	Surface Rental Fees	117	119	(2)

6,692	4,039	4,365	(7)	Subtotal Country	21,774	14,954	46

262	162	197	(18)	Foreign	731	800	(9)

6,954	4,201	4,562	(8)	Total	22,505	15,754	43

The government take in Brazil increased by 46% over 2007, due to the 35% upturn in the reference price for local oil, reflecting the average Brent price on the international market, and the new tax rates for the Espadarte and, especially, the Roncador field, due to the increase in output triggered by the new production systems throughout 2008.

In the 4Q-2008, the government take in Brazil fell by 40% over the previous quarter, due to the 39% reduction in the reference price for local oil (R$ 98.64 in the 4Q-2008, versus R$ 162.30 in the 3Q-2008), reflecting the substantial decline in the average Brent price on the international market, which more than offset the changes in the tax rates due to increased production, especially in the Roncador field.

PETROBRAS SYSTEM	Appendices

5. Reconciliation of Consolidated Shareholders’ Equity and Net Income

	R$ million

	Shareholders Equity	Results

. According to PETROBRAS information as of 12.31.2008	144,051	36,470
. Profit in the sales of products in affiliated inventories	(660)	(660)
. Reversal of profits on inventory in previous years	-	686
. Capitalized interest	(460)	38
. Absorption of negative net worth in affiliated companies *	(4,160)	(3,507)
. Other eliminations	(406)	(39)

. According to consolidated information as of 12.31.2008	138,365	32,988

* Pursuant to CVM Instruction 247/96, losses considered temporary on investments evaluated by the equity method, where the investee shows no signs of stoppage or the need for financial support from the investor, must be limited to the amount of the controlling company’s investment. Thus losses generated by unfunded liabilities (negative shareholders’ equity) of the controlled companies did not affect the results or shareholders’ equity of Petrobras on December 31, 2007, generating a conciliatory item between the Financial Statements of Petrobras and the Consolidated Financial Statements.

6. Performance of Petrobras Shares and ADRs

Nominal Change
	4th Quarter			Fiscal Year

3Q-2008	2008	2007		2008	2007

-25.21%	-34.89%	51.52%	Petrobras ON	-47.64%	92.70%
-24.04%	-34.93%	49.32%	Petrobras PN	-48.33%	77.51%
-37.95%	-44.28%	52.64%	ADR- Level III - ON	-57.50%	123.79%
-35.43%	-45.46%	48.72%	ADR- Level III - PN	-57.58%	107.46%
-23.80%	-24.20%	5.66%	IBOVESPA	-41.22%	43.65%
-4.40%	-19.12%	-4.54%	DOW JONES	-33.84%	6.43%
-8.77%	-24.61%	-1.82%	NASDAQ	-40.54%	9.81%

Petrobras’ shares had a book value of R$ 16.85 on December 31, 2008.

7. Statement of Adjusted Parent Company Net Income for Dividend Purposes

R$ million
Fiscal Year
2008
Net Income for the Year	36,470
Apropriation:
Statutory Reserve	(1,824)
Fiscal Incentive Reserve	(557)

34,089
(+) Reversal of Reserves/Addition:
Revaluation Reserve	51

(=) Basic Profit for Dividend Purposes	34,140

Proposed dividend, equivalent to 29,04% of basic net
income - R$ 1,13 per share (31,44% in 2007, R$ 0,75 per
share), comprised of:
Interest on Own Capital	7,019
Dividends	2,896

Total proposed dividends	9,915

PETROBRAS SYSTEM	Appendices

8. Foreign Exchange Exposure

Assets	R$ million

	12.31.2008	09.30.2008	12.31.2007

Current Assets	7,573	6,884	9,368

Cash and Cash Equivalents	4,643	2,153	4,037
Other Current Assets	2,930	4,731	5,331

Non-current Assets	30,766	26,498	21,178

Amounts invested abroad by
partner companies, in the international segment,
in E&P equipments to be used in Brazil and in
commercial activities.	30,052	25,878	20,362
Long-term Assets	525	570	480
Property, plant and equipment	189	50	336

Total Assets	38,339	33,382	30,546

Liabilities	R$ million

	12.31.2008	09.30.2008	12.31.2007

Current Liabilities	(9,063)	(6,632)	(7,601)

Short-term Financing	(3,345)	(3,733)	(3,183)
Suppliers	(4,387)	(2,276)	(2,122)
Others Current Liabilities	(1,331)	(623)	(2,296)

Long-term Liabilities	(12,470)	(12,845)	(12,199)

Long-term Financing	(11,292)	(11,696)	(11,062)
Others Long-term Liabilities	(1,178)	(1,149)	(1,137)

Total Liabilities	(21,533)	(19,477)	(19,800)

Net Assets (Liabilities) in Reais	16,806	13,905	10,746

( + ) Investment Funds - Exchange	2	6	41
( - ) FINAME Loans - dollar indexed reais	(344)	(328)	(339)

Net Assets (Liabilities) in Reais	16,464	13,583	10,448

* The results of investments in Exchange Funds are booked under Financial Revenue.

PETROBRAS	Financial Statements

Income Statement – Parent Company

R$ million
4th Quarter				Fiscal Year

3Q-2008	2008	2007		2008 Law 11.638	2008	2007

58,128	52,040	46,367	Gross Operating Revenues	207,990	207,990	170,245
(12,218)	(11,636)	(11,451)	Sales Deductions	(46,280)	(46,281)	(43,478)

45,910	40,404	34,916	Net Operating Revenues	161,710	161,709	126,767
(28,480)	(27,127)	(20,712)	Cost of Products Sold	(97,344)	(98,966)	(70,445)

17,430	13,277	14,204	Gross Profit	64,366	62,743	56,322
			Operating Expenses
(1,620)	(1,808)	(1,337)	Sales	(6,326)	(6,394)	(5,314)
(1,361)	(1,454)	(1,310)	General & Administrative	(5,012)	(5,017)	(4,484)
(643)	(849)	(383)	Exploratory Cost	(2,551)	(2,551)	(1,212)
-	(603)	(45)	Losses on recovery assets	(603)	(603)	(45)
(475)	(432)	(488)	Research & Development	(1,690)	(1,690)	(1,700)
(82)	(196)	(183)	Taxes	(426)	(426)	(717)
(335)	(336)	(431)	Health and Pension Plans	(1,349)	(1,344)	(2,364)
(1,340)	(963)	(1,025)	Other	(3,366)	(3,746)	(4,611)

(5,856)	(6,641)	(5,202)		(21,323)	(21,771)	(20,447)

			Net Financial
1,203	1,850	1,443	Income	5,992	5,955	4,662
(1,319)	(1,789)	(932)	Expenses	(7,051)	(5,487)	(3,097)
48	326	109	Net Monetary Variation	17	128	(178)
5,512	6,606	(1,025)	Net Exchange Variation	8,239	9,667	(4,535)

5,444	6,993	(623)		7,197	10,263	(3,148)

(412)	352	(5,825)		(14,126)	(11,508)	(23,595)
615	(308)	(1,111)	Paticipation in Equity Income	2,252	2,230	(644)

17,633	13,321	7,268	Operating Income	52,492	53,465	32,083
(5,674)	(2,790)	(2,053)	Income Tax / Social Contribution	(14,884)	(15,437)	(9,210)
(605)	(111)	(45)	Employees Profit Sharing	(1,138)	(1,138)	(844)

11,354	10,420	5,170	Net Income	36,470	36,890	22,029

Certain figures relating to previous periods have been reclassified to bring them into line with the current financial statements, thereby facilitating comparisons.

PETROBRAS	Financial Statements

Balance Sheet – Parent Company

Assets	R$ million
	12.31.2008 Law 11.638	12.31.2008	09.30.2008	12.30.2007

Current Assets	51,257	51,857	57,577	40,156

Cash and Cash Equivalents	11,268	11,268	7,770	7,848
Accounts Receivable	17,370	17,319	23,097	12,036
Inventories	13,848	14,161	19,972	12,800
Dividends Receivable	988	968	59	669
Taxes Recoverable	6,273	6,534	4,687	5,126
Other	1,510	1,607	1,992	1,677
Non-current Assets	259,754	241,366	214,978	171,077

Long-term Assets	107,619	107,357	88,616	63,947

Oil & Alcohol Account	810	810	805	798
Subsidiaries and affiliated companies	91,089	91,089	70,331	47,556
Structured Projects	2,039	2,039	2,302	1,504
Marketable Securities	3,598	3,598	3,216	3,387
Advance for Pension Plan	-	-	1,385	1,297
Deferred Taxes and Social Contribution	6,615	6,298	7,118	5,557
Judicial Deposits	1,542	1,542	1,468	1,446
Anticipated Expenses	445	499	581	809
Other	1,481	1,482	1,410	1,593

Investments	28,307	28,495	29,495	26,069
Property, plant and equipment	119,207	101,442	93,013	77,252
Intangible	3,782	3,233	3,148	3,075
Deferred	839	839	706	734

Total Assets	311,011	293,223	272,555	211,233

Liabilities	R$ million
	12.31.2008 Law 11.638	12.31.2008	09.30.2008	12.31.2007

Current Liabilities	111,698	107,138	92,933	60,385

Short-term Debt	2,506	2,506	3,267	749
Risk and assets control	5,053	-	-	-
Suppliers	72,032	72,531	65,141	36,457
Taxes & Social Contribution Payable	10,538	10,538	11,804	8,493
Dividends / Interest on Own Capital	9,915	9,915	-	6,581
Structured Projects	401	401	576	408
Health and Pension Plan	1,072	1,072	890	816
Clients Anticipation	298	298	236	120
Receivable Cash Flow	5,765	5,765	5,542	-
Other	4,118	4,112	5,477	6,761
Long-term Liabilities	55,262	42,483	37,159	34,836

Long-term Debt	11,457	11,457	5,562	4,812
Risk and assets control	12,702	-	-	-
Subsidiaries and affiliated companies	1,101	1,101	829	2,374
Pension plan	2,966	2,966	4,206	4,139
Health Care Benefits	9,510	9,510	9,324	8,554
Deferred Taxes & Social Contribution	10,822	10,822	10,049	8,434
Provision for abandonment	5,976	5,976	5,937	5,854
Other	728	651	1,252	669
Shareholders' Equity	144,051	143,602	142,463	116,012

Capital	78,967	78,967	78,967	52,644
Capital Reserves	65,084	64,635	63,496	63,368

Total Liabilities	311,011	293,223	272,555	211,233

Certain figures relating to previous periods have been reclassified to bring them into line with the current financial statements, thereby facilitating comparisons.

PETROBRAS	Financial Statements

Statement of Cash Flow – Parent Company

R$ million
	Fiscal Year
	2008, after Law 11.638	2007
Net Income	36,470	22,029
(+) Adjustments	19,305	18,177

Depreciation & Amortization	7,952	5,819
Oil and Alcohol Accounts	(12)	(685)
Oil and Oil Products Supply - Foreign	31,839	7,035
Charges on Financing and Connected Companies	(21,582)	619
Other Adjustments	1,108	5,389
(=) Cash Generated by Operating Activities	55,775	40,206
(-) Cash used for Cap.Expend.	(35,154)	(29,910)

Investment in E&P	(18,982)	(14,696)
Investment in refinning and transport	(10,621)	(8,761)
Investment in Gas and Energy	(3,364)	(2,249)
Investments in International Area	(75)	(27)
Investment in Distribution	(706)	(390)
Structured Projects - Net of Advance Money	(1,326)	(681)
Dividends	1,272	929
Marketable Securities	(96)	(3,260)
Other Investments	(1,256)	(775)

(=) Free Cash Flow	20,621	10,296
(-) Cash used in Financing Activities	(17,201)	(22,547)
(=) Cash Generated in the Period	3,420	(12,251)

Cash at the Beginning of Period	7,848	20,099
Cash at the End of Period	11,268	7,848

Certain figures relating to previous periods have been reclassified to bring them into line with the current financial statements, thereby facilitating comparisons.

PETROBRAS	Financial Statements

Statement of Added Value - Parent Company

	R$ million
	Fiscal Year
	2008, after Law 11.638	2007
Revenue
Sale of products and services	209,978	171,934
Assets construction	31,922	20,481

	241,900	192,415
Material acquisition from third parties
Raw Materials Used	(28,142)	(20,826)
Products for Resale	(28,544)	(14,133)
Energy, services and other	(41,120)	(33,653)
Fiscal credits over raw materials from thrid parties	(19,257)	(12,946)
Loss / Recovery of assets value	(891)	(87)

Gross Added Value	123,946	110,770

Retention

Depreciation and Amortization	(7,952)	(5,799)

Net Added Value produced by the Company	115,994	104,971

Added Value received in transference
Equity Income	2,494	(641)
Financial Income - including monetary and exchange variation	7,254	2,894
Goodwill & discount amortization	(242)	(20)
Rent and royalties	1,157	456

	10,633	2,689
TOTAL ADDED VALUE TO DISTRIBUTE	126,657	107,660

Distribution of Added Value

Personnel

Salaries / Sharing Profit
Salaries	6,481	5,070
Sharing Profit	1,138	844
Benefits
Advantages	535	475
Health, Retirement and Pension Plan	2,490	4,619

FGTS	526	446

	11,170	11,454

Tax

Federal Government	47,630	30,731
States	12,364	14,471
Municipal	80	48
Foreign states	6,225	11,921

	66,299	57,171

Remuneration from third parties
Interest, FX Rate and Monetary Variation	57	5,929
Rent and freight expenses	12,661	11,077

	12,718	17,006

Own Capital Remuneration
Interest on Own Capital	7,019	6,361
Dividends	2,895	219
Retained Earnings	26,556	15,449

	36,470	22,029

Distributed Added Value	126,657	107,660

PETROBRAS

www.petrobras.com.br/ri/english
Contacts: PETRÓLEO BRASILEIRO S. A. – PETROBRAS
Investor Relations Department I E-mail: petroinvest@petrobras.com.br / acionistas@petrobras.com.br
Av. República do Chile, 65 – 22nd floor - 20031-912 - Rio de Janeiro, RJ I Tel.: 55 (21) 3224-1510 / 9947

This document may contain forecasts that merely reflect the expectations of the Company’s management. Such terms as “anticipate”, “believe”, “expect”, “forecast”, “intend”, “plan”, “project”, “seek”, “should”, along with similar or analogous expressions, are used to identify such forecasts. These predictions evidently involve risks and uncertainties, whether foreseen or not by the Company. Therefore, the future results of operations may differ from current expectations, and readers must not base their expectations exclusively on the information presented herein.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 13, 2009

PETRÓLEO BRASILEIRO S.A--PETROBRAS

By:	/S/ Almir Guilherme Barbassa
Almir Guilherme Barbassa Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.